UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          JOURNAL COMMUNICATIONS, INC.
                            (Name of Subject Company)

                          JOURNAL COMMUNICATIONS, INC.
                             (Name of Filing Person)

                Class B-1 Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Steven J. Smith
                             Chief Executive Officer
                          Journal Communications, Inc.
                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2425
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                             Benjamin F. Garmer, III
                                 Russell E. Ryba
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE

           Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------- ----------------------------------

                $340,116,015                               $27,516
--------------------------------------------- ----------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 22,674,401 shares of the outstanding class B-1 common stock, par value $0.01 per share, at the tender offer price of $15.00 per share.
** The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #3, effective October 1, 2003.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:      $27,516           Filing Party:  Journal
                                                            Communications, Inc.

Form or Registration No.:  Schedule TO       Date Filed:    October 3, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the "Company"), to purchase up to 22,674,401 shares of its class B-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $15.00 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer."

                  This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

                  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION


                  Item 4 of the Schedule TO, which incorporates by the reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

                  (a) The information set forth in Section 4 ("Acceptance for Payment and Payment of Shares") of the Offer to Purchase is amended by amending and restating the first sentence of the first paragraph thereof as follows:

                  "Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of the offer as so extended and amended), we will purchase, promptly after the expiration date, by accepting for payment, and will pay for, up to 22,674,401 shares validly tendered at and not properly withdrawn before the expiration date."

                  (b) The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference and is amended by amending and restating the introductory paragraph thereof as follows:

                  "Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after October 3, 2003 and prior to the expiration of the offer, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:"

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

                  (c) The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Purchase is amended by deleting in its entirety the condition described in subsection (v) and renumbering the conditions in subsections (vi) through (ix).

                  (d) The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Purchase is amended by amending and restating the first sentence of the last paragraph thereof as follows:

                  "These conditions are for our sole benefit and may be asserted by us, and may be waived by us, in whole or in part, at any time prior to the expiration of the offer, in our discretion."

ITEM 12. EXHIBITS

                  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.          Description
-----------          -----------

99(a)(2)(ii)         Letter to Shareholders from Steven J. Smith, Chief
                     Executive Officer of Journal Communications, Inc., dated
                     October 23, 2003.







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



                                    SIGNATURE


                  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this amendment to the statement is true, complete and correct.

Dated:  October 22, 2003                JOURNAL COMMUNICATIONS, INC.



                                        By:    /s/ Steven J. Smith
                                             -----------------------------------
                                             Steven J. Smith
                                             Chief Executive Officer











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

                                  EXHIBIT INDEX


99(a)(1)(i)          Offer to Purchase, dated October 3, 2003.*

99(a)(1)(ii)         Letter of Transmittal.*

99(a)(2)(i)          Letter to Shareholders from Steven J. Smith, Chief
                     Executive Officer of Journal Communications, Inc., dated
                     October 13, 2003.*

99(a)(2)(ii)         Letter to Shareholders from Steven J. Smith, Chief
                     Executive Officer of Journal Communications, Inc., dated
                     October 23, 2003.

99(a)(5)(i)          Letter to Shareholders from Steven J. Smith, Chief
                     Executive Officer of Journal Communications, Inc., dated
                     October 3, 2003.*

99(a)(5)(ii)         Guidelines for Certification of Taxpayer Identification
                     Number (TIN) on Substitute Form W-9.*

99(b) Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(1) Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(2) Articles of Incorporation of The Journal Company (now known as Journal Communications, Inc.) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

  ---------------------
   *Previously filed



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